3101 S. US-1

Ft. Pierce, Florida 34982

June 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Forza X1, Inc. Registration Statement on Form S-1 File No: 333-272502 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forza X1, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, File No. 333-272502 (the “Registration Statement”), to become effective on Monday, June 12, 2023, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Jamie L. Plisner, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Plisner at (212) 885-5298 with any questions you may have concerning this request, and please notify either Ms. Marlow or Ms. Plisner when this request for acceleration has been granted.

Very truly yours,

FORZA X1, INC.

By:	/s/ Jim Leffew
Name:	Jim Leffew
Title:	President and Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Jamie L. Plisner, Esq., Blank Rome LLP